Broadcom Corporation
5300 California Avenue,
Irvine, California 91203
(949) 926-5000

July 25, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Broadcom Corporation Registration Statement on Form S-4

Dear Sir or Madam:

Broadcom Corporation, a California corporation (the “Registrant”) is registering an exchange offer (the “Exchange Offer”) of (i) 1.500% Senior Notes due 2013 issued on November 1, 2010 (the “Old 2013 Notes”) for 1.500% Senior Notes due 2013 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and together, such notes, the “New 2013 Notes”), and (ii) 2.375% Senior Notes due 2015 issued on November 1, 2010 (the “Old 2015 Notes”) for 2.375% Senior Notes due 2015 that have been registered under the Securities Act (the “New 2015 Notes”), pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993). Collectively, we refer to the Old 2013 Notes and the Old 2015 Notes as the “Old Notes” and we refer to the New 2013 Notes along with the New 2015 Notes as the “New Notes”. The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b) If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature page follows]

Securities and Exchange Commission

Very truly yours,

BROADCOM CORPORATION

By	/s/ Eric K. Brandt
Name:     Eric K. Brandt

Title:	Executive Vice President and Chief
Financial Officer

Securities and Exchange Commission